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S 17017904 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 3/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Asset Planning Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 W Sam Houston Parkway South #250
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kassy Moore (713) 243-6756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John B Evans II, CPA
(Name – *if individual, state last, first, middle name*)

3 Riverway, Ste 125	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael L. Kern, III, CFA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Asset Planning Company, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

,



Signature

Treasurer

Title



Notary Public


PATRICIA L. MIMS
Notary Public, State of Texas
My Commission Expires
October 14, 2017

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
x (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE ASSET PLANNING COMPANY

FINANCIAL STATEMENTS

MARCH 31, 2017

CAPSTONE ASSET PLANNING COMPANY
FINANCIAL STATEMENTS
MARCH 31, 2017

CONTENTS

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capstone Asset Planning Company (CAPCO)

I have audited the accompanying statement of financial condition of Capstone Asset Planning Company (CAPCO) as of March 31, 2017, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CAPCO's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPCO as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in: Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Information for Possession or Control Requirements Under Rule 15c3-3, Schedule III – Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) and Schedule IV – Exemption Report Review have been subjected to audit procedures performed in conjunction with the audit of CAPCO's financial statements. The supplemental information is the responsibility of CAPCO's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as whole.



John B. Evans, II, CPA
Houston, Texas

May 25, 2017

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-2066 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2017

ASSETS	
Cash	$ 211,147
Accounts receivable – Trade	88,149
Prepaid expenses	437
TOTAL CURRENT ASSETS	$ 299,733
TOTAL ASSETS	$ 299,733
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 46,758
Accrued Federal Income Tax	3,832
Due to affiliate - Parent	0
TOTAL CURRENT LIABILITIES	50,590
TOTAL LIABILITES	$ 50,590
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Capital stock – common, $5 par value; $5,000 shares	
Authorized, issued and outstanding	25,000
Additional paid-in capital	160,000
Retained earnings (deficit)	64,143
TOTAL STOCKHOLDER'S EQUITY	249,143
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 299,733

See independent accountant's audit report and notes to financial statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2017

INCOME	
Fee income	$ 726,465
EXPENSES	
Commissions and other fees	320,302
Administrative service fees	273,707
Regulator fees	30,718
Professional fees	14,829
Corporate admin charge	68,400
Other operating expenses	7,239
TOTAL EXPENSES	715,195
PROFIT BEFORE INCOME TAXES	11,270
INCOME TAX EXPENSE	3,832
NET PROFIT	$ 7,438

See independent accountant's report and notes to financial statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
YEAR ENDED MARCH 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at April 1, 2016	$25,000	$160,000	$ 56,705	$241,705
Capital Contribution	-	-	-	-
Net Profit	-	-	7,438	7,438
Balance at March 31, 2017	$25,000	$160,000	$ 64,143	$249,143

See independent accountant's audit report and notes to financial statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit	$ 7,438
Changes in operating assets and liabilities	
Increase in accounts receivable – trade	(28,317)
Increase in accounts payable	22,993
Decrease in accrued expenses	(46,558)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	(44,443)
NET INCREASE IN CASH	(44,443)
CASH – beginning of the year	255,590
CASH – end of year	$ 211,147

See independent accountant's audit report and notes to financial statements

NOTE A – NATURE OF OPERATIONS

Capstone Asset Planning Company ("CAPCO") was incorporated in the state of Delaware in 1983 and was issued a Certificate of Authority by the State of Texas on March 15, 1984. It is wholly-owned by Capstone Financial Services, Inc. ("CFS"). CAPCO is a limited broker-dealer registered with the Securities & Exchange Commission ("SEC") under rule 15c3-3(k)(1) which provides that it must promptly transmit all funds and promptly deliver all securities received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to, customers.

Acting as a distributor primarily for Steward Funds, Inc. ("SFI"), Capstone Series Fund, Inc. ("CSFI") and Capstone Church Capital Fund ("CCCF"), each affiliated investment companies, CAPCO earns both 12b-1 fees and service fees. It also has selling agreements with certain other unaffiliated investment companies.

CAPCO is no longer affiliated with CCCF as of October 01, 2016. Capstone Series Fund (CSFI) merged with the Steward Funds effective February 14, 2017.

NOTE B – SIGNIFICANT ACCOUNT POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Accounts Receivable: Accounts receivable are recognized when the clients are billed. The accounts receivable balances as of March 31, 2017 are thought to be collectible and no provision for uncollectible accounts has been made in these statements.

Revenue Recognition: Fees relating to sale and distribution of registered investment company shares are recorded as earned.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company has confirmed all receivables accounts to be collectible. No allowance for bad or doubtful debts is considered necessary at fiscal year end.

Uninsured cash balances: The Company maintains cash balances at one bank. Cash accounts are insured by the FDIC for up to a maximum of $250,000 per institution. Amounts in excess of insured limits were $0 at March 31, 2017.

Income Taxes: CAPCO's taxable income and deductions are included in the consolidated federal return filed by CFS. CAPCO calculates its federal income tax liability as if it filed a separate company tax return, using the rate of the parent company at 34%.

The liability method is used in accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The likelihood of the realization of deferred tax assets is evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

CAPCO follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of March 31, 2017, there were no amounts that had been accrued with respect to uncertain tax positions. It is CAPCO's policy to include any interest or penalties as a component of income tax expense. CAPCO did not incur any interest or penalties.

NOTE C – RELATED PARTY TRANSACTIONS

Under various agreements with SFI and CSFI (affiliated investment companies), CAPCO earned 12b-1 fees and service fees of approximately $661,194 for the year ended March 31, 2017. Under an agreement with CCCF (an affiliated investment company), CAPCO earned service fees of approximately $19,022 for the year ended March 31, 2017. CAPCO is no longer affiliated with CCCF as of October 01, 2016. Capstone Series Fund (CSFI) merged with the Steward Funds effective February 14, 2017.

Under a management agreement, CFS provides all management and back office services for CAPCO. CFS also pays certain overhead expenses, as defined in the management agreement. CAPCO pays CFS an administrative services fee monthly and the agreement renews annually, unless terminated by either party. Administrative service fee expense for the year ended March 31, 2017 was $68,400. At March 31, 2017 CAPCO owed $0 to its parent, CFS.

CAPCO's tax liability payable to CFS at March 31, 2017 was $3,832.

NOTE D – NET CAPITAL REQUIREMENTS

CAPCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2017, CAPCO had a net capital of $160,557, which was $135,557 in excess of its required net capital of $25,000. CAPCO's ratio of aggregate indebtedness to net capital was

0.32 to 1. The SEC requirements provide that stockholder's equity may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

NOTE E – COMMITMENTS & CONTINGENCIES

The firm did not have any commitments, loss contingencies or guarantees as financial statement liabilities, reductions of net worth in its net capital computation or as components of aggregate indebtedness that might result in a loss or future obligation as of March 31, 2017 or any claim of which the firm is aware as of the audit opinion date.

NOTE F – SUBSEQUENT EVENTS

CAPCO has evaluated all events subsequent to the financial statements date through the date these financial statements were available to be issued, which was May 25, 2017.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC Rule 15c 3-1
MARCH 31, 2017

NET CAPITAL	
Total stockholder's equity	$ 249,143
Deductions for non-allowable assets:	
Accounts receivable - trade	88,149
Prepaid expense	437
Net capital before haircuts on securities positions	160,557
Haircut on securities	-
NET CAPITAL	$ 160,557
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 46,758
Accrued Federal Income Tax	3,832
TOTAL AGGREGATE INDEBTEDNESS	$ 50,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3 percent of total aggregate indebtedness)	$ 3,373
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Net capital in excess of required minimum	$ 135,557
Ratio: Aggregate indebtedness to net capital	.32 to 1

Note: There are no differences between the audited computation of net capital included in this report and the corresponding schedule in CAPCO's unaudited March 31, 2017 Part IIA FOCUS filing. Accordingly, no reconciliation is deemed necessary.

See independent accountant's audit report and notes to financial statements

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE II – INFORMATION FOR POSSESSION or CONTROL REQUIREMENTS Under SEC RULE 15c3-3
YEAR ENDED MARCH 31, 2017

CAPCO is exempt from the possession, control and reserve requirements pursuant to paragraph (k)(1) of SEC Rule 15c-3-3.

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Capstone Asset Planning Company (CAPCO)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2017, which were agreed to by (CAPCO), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CAPCO's compliance with the applicable instructions of Form SIPC-7. CAPCO's management is responsible for CAPCO's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash account reconciliation, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences – No adjustments reported;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and Form X-17A-5, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



John B. Evans, II, CPA
Houston, Texas
May 25, 2017

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-2066 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com

CAPSTONE ASSET PLANNING COMPANY

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE PERIOD OF APRIL 1, 2016 TO MARCH 31, 2017

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA, line 9)	**$726,466**
Additions: None	
Deductions: Revenues from the distribution of shares of a registered investment company	411,743
SIPC Net Operating Revenues	314,723

Determination of General Assessment:

General Assessment @ .0025	786.81

Assessment Remittance:

Greater of General Assessment of $150 Minimum	786.81
Less: Payment Made with Form SIPC-6 on October 30th, 2016 to SIPC, Washington, DC	(324.62)
Assessment Balance Due	462.19

Reconciliation with CAPCO's Computation of SIPC Net Operating Revenues for the Period of April 1, 2016 through March 31, 2017:

SIPC Net Operating Revenues as computed by CAPCO on Form SIPC-7	314,743
SIPC Net Operating Revenues as computed above	314,743
Difference	$ -

JOHN B. EVANS, II
CERTIFIED PUBLIC ACCOUNTANT

Exemption Report Review

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capstone Asset Planning Company (CAPCO)

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CAPCO identified the following provisions of 17 C.F.R. §15c3-3(k) under which CAPCO claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) CAPCO stated that CAPCO met the identified exemption provisions throughout the most recent fiscal year without exception. CAPCO's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CAPCO's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



John B. Evans, II, CPA

Houston, Texas

May 25, 2017

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-2066 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com

This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

- Capstone Asset Planning Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission

- The Company claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended March 31, 2017.

- CAPCO is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of this rule shall not be applicable to a broker or dealer meeting all of the following conditions: (i) The broker's or dealer's transactions as dealer (as principal for its own accounts) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer; (ii) The broker's or dealers transactions as broker(agent) are limited to: (a) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as investment company; (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and (iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. (iv) Notwithstanding the foregoing, this rule shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(l)(i),(ii) and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling or holding of securities for or on behalf of such company's general and separate accounts.

- The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3(k): (1) - Limited business - sale or redemption of registered investment companies.

- CAPCO has met the identified exemption provisions throughout the most recent fiscal year without exception.

- CAPCO has not recorded any exceptions to the exemption for the fiscal year ended March 31, 2017.

Capstone Asset Planning Company

I, Michael L. Kern, III, CFA, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President, CEO, Secretary, Treasurer

March 31, 2017